[redacted]

12000271

NO-ACT

ACT ICA
SECTION 15(a)
RULE 18f-2
PUBLIC AVAILABILITY Sept. 25, 2012

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2012-3-ICR
Hatteras Alternative Mutual
Funds Trust, et al.

Your letter of September 25, 2012, seeks our assurance that we would not recommend that the Commission take any enforcement action against Hatteras Alternative Mutual Funds Trust (a "Trust"[1] and formerly known as AIP Alternative Strategies Funds) et al. under Section 15(a) of the Investment Company Act of 1940 (the "Company Act") or Rule 18f-2 thereunder if, under the circumstances described in your letter, registered open-end management investment companies and their series ("Portfolios") that are advised by Hatteras Alternative Mutual Funds ("HAMF," formerly known as Alternative Investment Partners LLC) or another Manager (as defined below) and that rely on the existing exemptive order (the "Order")[2] to, without shareholder approval, enter into and materially amend agreements with sub-advisers who will provide advice to the Portfolios solely concerning matters that do not concern securities ("Non-Securities Sub-Advisers").[3]

You state that the application for the Order includes the representation that each Sub-Adviser is or will be registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), but that the Order is not conditioned on such registrations. You state that the Non-Securities Sub-Advisers meet the definition of "investment adviser" in Section 2(a)(20) of the Company Act but do not meet the definition of "investment adviser" under Section 202(a)(11) of the Advisers Act and thus are not registered under the Advisers Act. You further state that, while a Non-Securities Sub-Adviser may not be registered as an investment adviser under the Advisers Act, all persons relying on the Order will otherwise comply with the terms and conditions of the Order.

Based on the facts and representations made in your letter, we would not recommend that the Commission take any enforcement action against a Trust, Portfolio or Manager under Section 15(a) of the Company Act if such parties relied on the Order to enter into and materially amend agreements with Non-Securities Sub-Advisers without shareholder approval. This response expresses the Division's position on enforcement action only, and does not express any legal conclusions on the questions presented. Because our position is based upon the representations

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1 As used herein, "Trust" also includes Hatteras Variable Trust and Underlying Funds Trust.

2 In the Matter of AIP Alternative Strategies Funds and Alternative Investment Partners LLC, Investment Company Act Rel. Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order). The "Managers" include HAMF, together with any entity controlling, controlled by or under common control with HAMF.

3 See http://www.sec.gov/divisions/investment/issues-of-interest.shtml at "Persons Who Provide Advice Solely Regarding Matters Not Concerning Securities" ("Staff Guidance"). The Trust, Portfolios and Managers are not requesting any assurances of the Staff of the Securities and Exchange Commission as to whether any particular Non-Securities Sub-Adviser is a "Non-Securities Adviser" (defined in the Staff Guidance as "persons who provide advice solely regarding matters that do not concern securities … including commodities, diamonds, precious metals, coins and stamps).

made to us in your letter, any different facts or representations may require a different conclusion.[4]

Jaea F. Hahn
Senior Counsel
Office of Investment Company Regulation
September 25, 2012

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4 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Rel. No. 22587 (Mar. 27, 1997), n.20.

DrinkerBiddle&Reath LLP

Joshua B. Deringer
Partner
215-988-2959 Direct
215-988-2757 Fax
joshua.deringer@dbr.com

Law Offices
One Logan Square, Ste. 2000
Philadelphia, PA
19103-6996
(215) 988-2700 phone
(215) 988-2757 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

September 25, 2012

Janet M. Grossnickle
Assistant Director
Office of Investment Company Regulation
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Hatteras Alternative Mutual Funds Trust, et al. - Request for No-Action Assurance

Dear Ms. Grossnickle:

The undersigned respectfully requests that the staff of the Division of Investment Management ("Staff") of the U.S. Securities and Exchange Commission ("Commission") advise that it will not recommend enforcement action under Section 15(a) of the Investment Company Act of 1940, as amended ("Company Act") or rule 18f-2 thereunder, or certain disclosure requirements as described in the Order (as defined below), against (i) Hatteras Alternative Mutual Funds, LLC ("HAMF"); (ii) Hatteras Alternative Mutual Funds Trust ("HAMFT"), Hatteras Variable Trust ("HVT") and Underlying Funds Trust ("UFT," and together with HAMFT and HVT, the "Trusts"); and (iii) the current series of the Trusts ("Portfolios") (collectively, "Applicants") if such parties rely on the Order[1] to enter into and materially amend agreements with sub-advisers that are Non-Securities Sub-Advisers (as defined below) that are not subject to the Investment Advisers Act of 1940 ("Advisers Act") without shareholder approval.

Background

Each of the Trusts is a Delaware statutory trust and an open-end management investment company registered under the Company Act. HAMF serves as investment adviser to the existing Portfolios of the Trusts; these Portfolios operate as "manager of

[1] In the Matter of AIP Alternative Strategies Funds and Alternative Investment Partners LLC, Investment Company Act Rel. Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order) ("Order"). HAMFT was formerly known as AIP Alternative Strategies Funds and HAMF was formerly known as Alternative Investment Partners LLC. The Order allows any series of HAMFT and any other existing or future registered open-end management investment companies and their series that are advised by HAMF or an entity controlling, controlled by or under common control with HAMF (together with HAMF, the "Managers") to rely on the Order if they use the manager of managers structure described in the application for the Order ("Application") and comply with the terms and conditions of the Application. For purposes of this no-action request, investment companies and their series and advisers that may rely on the Order are deemed included in the terms "Portfolios" and "Managers" respectively.

manager" funds in reliance on the Order, which permits the Manager to, without shareholder approval, enter into and materially amend subadvisory agreements with sub-advisers who are not affiliated persons, as defined in Section 2(a)(3) of the Company Act, of the Trusts, Portfolios or Managers ("Sub-Advisers"). The Order also grants relief from certain disclosure requirements.

While the Order is not conditioned upon the Sub-Advisers being registered with the Commission under the Advisers Act as investment advisers, the Application states that "[e]ach Sub-Adviser is an 'investment adviser' (as defined in Section 2(a)(20) of the [Company Act]) to its particular Series and is registered as an investment adviser under the [Advisers Act]." (emphasis added). This statement is typically not a concern as in most cases, a person that is an "investment adviser" within the meaning of Section 2(a)(20) of the Company Act would also be an "investment adviser" within the meaning of Section 202(a)(11) of the Advisers Act, and would have to register with the Commission as such.

Request for No-Action Position

The Managers, Trusts and Portfolios respectfully request that the Staff not recommend enforcement action as described above if the Portfolios rely on the Order to hire as Sub-Advisers persons who meet the definition of "investment adviser" in Section 2(a)(20) of the Company Act but do not meet the definition of "investment adviser" under Section 202(a)(11) of the Advisers Act. Specifically, several Portfolios that are series of UFT currently intend to hire as Sub-Advisers certain persons who will provide advice solely concerning matters that do not concern securities ("Non-Securities Sub-Advisers") and thus are not registered under the Advisers Act.

Rationale for Request

Section 202(a)(11) of the Advisers Act, in relevant part, defines an "investment adviser" as "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." Section 2(a)(20) of the Company Act, in relevant part, defines an "investment adviser" as "(A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to a contract with the person described in clause (A) regularly performs substantially all of the duties described in clause (A)..." (emphasis added).

The Staff has recently provided guidance supporting the view that an investment adviser that does not meet the definition of an investment adviser found in Section 202(a)(11) of the Advisers Act does not have to register as such even if it advises a registered investment company. In particular, on a page of the Commission's website entitled "Investment Management Staff Issues of Interest," the Staff states, with respect to "Non-Securities Advisers" (defined as "persons who provide advice solely regarding matters that do not concern securities,… including commodities, diamonds, precious metals, coins, and stamps"): "A Non-Securities Adviser therefore is not an investment adviser as defined in Section 202(a)(11) and would not be required to register under the Advisers Act, even if the Non-Securities Adviser provides advice on Non-Securities Matters to an investment company registered under the Company Act ("RIC") or a company which has elected to be a business development company pursuant to Section 54 of the Company Act ("BDC")."[2]

The Applicants believe that the hiring of Non-Securities Sub-Advisers without shareholder approval would be compliant with the conditions of the Order, as well as its spirit.[3] A Non-Securities Sub-Adviser that manages a Portfolio, regardless of whether that Non-Securities Sub-Adviser is registered with the Commission as an investment adviser, would be an investment adviser to such Portfolio pursuant to Section 2(a)(20) of the Company Act. Therefore, the advisory agreement for such a Non-Securities Sub-Adviser would comply with the requirements of the Company Act, and would be approved in accordance with Section 15 (as modified by the Order). The board of trustees of such Portfolio would approve the compliance programs of such Non-Securities Sub-Advisers pursuant to Rule 38a-1, and the Non-Securities Sub-Advisers would be required to adopt codes of ethics pursuant to Rule 17j-1 of the Company Act. Shareholders would receive information statements whenever a new Non-Securities Sub-Adviser was hired, as they do for all other investment advisers. The Applicants believe that the Staff Guidance further supports the Applicants' position.[4] While a Non-Securities Sub-Adviser may not be registered as an investment adviser under the Advisers Act, all persons relying on the Order will otherwise comply with the terms and conditions of the Order.

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[2] See http://www.sec.gov/divisions/investment/issues-of-interest.shtml at "Persons Who Provide Advice Solely Regarding Matters Not Concerning Securities" ("Staff Guidance").

[3] The Applicants also note that the Commission's proposed Rule 15a-5, which would have codified manager of manager orders such as the Order, defined a sub-adviser as "an investment adviser as defined in section 2(a)(20)(B) of the [Company] Act."

[4] The Applicants are not requesting assurances from the Staff as to whether any particular Non-Securities Sub-Adviser is a "Non-Securities Adviser."

For the foregoing reasons, the Applicants assert that granting the relief requested would merely align the Order with the Staff Guidance, would be entirely consistent with the letter and spirit of the Order and its conditions and would not subvert the investor protections of the Company Act or the conditions of the Order.

Conclusion

Under the circumstances, Applicants believe that the Staff may appropriately conclude that the requested relief is warranted. Accordingly, Applicants respectfully request that the Staff agree not to recommend that the Commission institute enforcement action under the circumstances described.

Applicants appreciate the Staff's consideration of this request. Please do not hesitate to contact the undersigned directly at (215) 215-2959 with questions regarding this request.

Respectfully submitted,

/s/ Joshua B. Deringer
Joshua B. Deringer

Cc: J. Michael Fields
Chief Operating Officer
Hatteras Funds

Thomas R. Westle
Partner
Blank Rome LLP

11 71324